SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 19, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 2Q08 results

São Paulo, August 8, 2008 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (Bovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its results for the second quarter of 2008 (2Q08). The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2007.	SBSP3: R$ 40.48 / share
SBS US$ 50.76 (ADR=2 shares)
Total shares: 227,836,623
Market value: R$ 9.3 billion
Closing price: 08/08/2008

1. Net Operating Revenue

							R$ million
	2Q07	2Q08	Chg.	%	1H07	1H08	Chg.	%
(+) Gross operating revenue	1,563.7	1,627.3	63.6	4.1	3,146.9	3,285.9	139.0	4.4
(-) COFINS and PASEP taxes	115.9	114.0	(1.9)	(1.6)	234.4	232.5	(1.9)	(0.8)
(=) Net operating revenue	1,447.8	1,513.3	65.5	4.5	2,912.5	3,053.4	140.9	4.8
(-) Costs and expenses	935.3	1,032.2	96.9	10.4	1,832.8	1,948.1	115.3	6.3
(=) Earnings before financial expenses (EBIT*)	512.5	481.1	(31.4)	(6.1)	1,079.7	1,105.3	25.6	2.4
(+) Depreciation and amortization	158.8	154.9	(3.9)	(2.5)	313.0	305.1	(7.9)	(2.5)
(=) EBITDA**	671.3	636.0	(35.3)	(5.3)	1,392.7	1,410.4	17.7	1.3
(%) EBITDA margin	46.4	42.0			47.8	46.2

Net income	295.5	360.0	64.5	21.8	588.4	663.7	75.3	12.8

Earnings per share (R$)	1.30	1.58			2.58	2.91

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 2Q08, net operating revenue totaled R$ 1.5 billion, a 4.5% increase compared to 2Q07. Costs and expenses stood at R$ 1,032.2 million, 10.4% higher than in 2Q07. EBITDA moved from R$ 671.3 million in 2Q07 to R$ 636.0 million in 2Q08, a 5.3% drop.

Earnings before financial expenses (EBIT) dropped 6.1%, from R$ 512.5 million in 2Q07 to R$ 481.1 million in this quarter.

2. Gross operating revenue

In 2Q08, gross operating revenue grew R$ 63.6 million, or 4.1%, from R$ 1,563.7 million in 2Q07 to R$ 1,627.3 million in 2Q08. The main reasons for this increase were:

• The 4.1% tariff adjustment as of September 2007; and

• The 1.9% increase in billed water and sewage volume, 1.4% of which corresponded to the retail segment and 6.0% to wholesale.

This performance was due to:

• Lower temperatures in 2Q08 versus 2Q07;

• Consumption migration to lower tariff brackets as a result of: i) intensification of hydrometer replacing, which educates customers to reduce consumption and ii) the campaign for the rational use of water; and

• The loss of some wholesale customers in the coastal region and the discontinuation of billing in 3 municipalities in the inland region.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in 2Q07, 2Q08, 1H07 and 1H08.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
	2Q07	2Q08%		2Q07	2Q08%		2Q07	2Q08%
Residential	329.6	333.9	1.3	262.5	267.6	1.9	592.1	601.5	1.6
Commercial	37.6	38.1	1.3	34.6	35.3	2.0	72.2	73.4	1.7
Industrial	8.7	8.8	1.1	8.3	8.5	2.4	17.0	17.3	1.8
Public	12.6	12.1	(4.0)	10.0	9.7	(3.0)	22.6	21.8	(3.5)
Total retail	388.5	392.9	1.1	315.4	321.1	1.8	703.9	714.0	1.4
Wholesale	67.5	70.3	4.1	5.8	7.4	27.6	73.3	77.7	6.0
Reused water	-	0.1	-	-	-	-	-	0.1	-
Total	456.0	463.3	1.6	321.2	328.5	2.3	777.2	791.8	1.9
	1H07	1H08%		1H07	1H08%		1H07	1H08%
Residential	668.9	674.7	0.9	530.4	538.7	1.6	1,199.3	1,213.4	1.2
Commercial	75.3	76.1	1.1	68.8	70.0	1.7	144.1	146.1	1.4
Industrial	17.4	17.6	1.1	16.6	16.8	1.2	34.0	34.4	1.2
Public	23.6	23.0	(2.5)	18.8	18.4	(2.1)	42.4	41.4	(2.4)
Total retail	785.2	791.4	0.8	634.6	643.9	1.5	1,419.8	1,435.3	1.1
Wholesale	134.2	140.9	5.0	11.9	14.7	23.5	146.1	155.6	6.5
Reused water	-	0.1	-	-	-	-	-	0.1	-
Total	919.4	932.4	1.4	646.5	658.6	1.9	1,565.9	1,591.0	1.6

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
	2Q07	2Q08%		2Q07	2Q08%		2Q07	2Q08%
Metropolitan	258.9	263.9	1.9	214.6	220.1	2.6	473.5	484.0	2.2
Regional (2)	129.6	129.0	(0.5)	100.8	101.0	0.2	230.4	230.0	(0.2)
Total retail	388.5	392.9	1.1	315.4	321.1	1.8	703.9	714.0	1.4
Wholesale	67.5	70.3	4.1	5.8	7.4	27.6	73.3	77.7	6.0
Reused water	-	0.1	-	-	-	-	-	0.1	-
Total	456.0	463.3	1.6	321.2	328.5	2.3	777.2	791.8	1.9
	1H07	1H08%		1H07	1H08%		1H07	1H08%
Metropolitan	521.1	527.5	1.2	430.5	438.2	1.8	951.6	965.7	1.5
Regional (2)	264.1	263.9	(0.1)	204.1	205.7	0.8	468.2	469.6	0.3
Total retail	785.2	791.4	0.8	634.6	643.9	1.5	1,419.8	1,435.3	1.1
Wholesale	134.2	140.9	5.0	11.9	14.7	23.5	146.1	155.6	6.5
Reused water	-	0.1	-	-	-	-	-	0.1	-
Total	919.4	932.4	1.4	646.5	658.6	1.9	1,565.9	1,591.0	1.6
(1) Not revised by the Independent Auditors
(2) Including coastal and interior regions

4. Costs, administrative and selling expenses

In 2Q08, costs, administrative and selling expenses grew R$ 96.9 million, or 10.4% .

							R$ million
	2Q07	2Q08	Chg.	%	1H07	1H08	Chg.	%
Payroll and benefits	320.8	343.6	22.8	7.1	621.6	662.6	41.0	6.6
Supplies	34.9	35.5	0.6	1.7	67.0	66.3	(0.7)	(1.0)
Treatment supplies	29.5	27.9	(1.6)	(5.4)	65.0	67.9	2.9	4.5
Third-party services	135.2	152.5	17.3	12.8	262.0	280.9	18.9	7.2
Electric power	124.5	115.5	(9.0)	(7.2)	242.8	229.1	(13.7)	(5.6)
General expenses	50.7	61.4	10.7	21.1	95.5	129.7	34.2	35.8
Tax expenses	7.9	6.6	(1.3)	(16.5)	16.6	14.7	(1.9)	(11.4)

Sub-total	703.5	743.0	39.5	5.6	1,370.5	1,451.2	80.7	5.9

Depreciation and amortization	158.8	154.9	(3.9)	(2.5)	313.0	305.1	(7.9)	(2.5)
Credit write-offs	73.0	134.3	61.3	84.0	149.3	191.8	42.5	28.5

Costs, administrative and selling expenses	935.3	1,032.2	96.9	10.4	1,832.8	1,948.1	115.3	6.3

% over net revenue	64.6%	68.2%			62.9%	63.8%

4.1. Payroll and benefits

In 2Q08, payroll and benefits grew R$ 22.8 million or 7.1%, from R$ 320.8 million to R$ 343.6 million, due to the:

• Wage increase of 3.37% (IPC-FIPE) as of May 2007 and of 5.03% as of May 2008; and

• R$ 2.3 million increase in provision for pension plan obligations, due to the change in the discount rate used for actuarial calculation from 8% in 2007 to 6.59% in 2008.

4.2. Supplies

In 2Q08, supplies grew R$ 0.6 million or 1.7%, from R$ 34.9 million to R$ 35.5 million, mainly referring to the water loss reduction program.

4.3. Treatment supplies

In 2Q08, expenses with chemical products were R$ 1.6 million or 5.4% lower than in 2Q07, dropping from R$ 29.5 million in 2Q07 to R$ 27.9 million in 2Q08 due to the improvement in the quality of abstracted water and the use of substitute chemical products.

4.4. Third party services

In 2Q08, services grew R$ 17.3 million or 12.8%, from R$ 135.2 million to R$ 152.5 million. The main reasons for this increase were:

• Preventive and corrective maintenance at the water and sewage treatment systems, totaling R$ 12.4 million;

• Professional technical services of R$ 4.8 million for the management of projects and works, as well as of the quality of maintenance services;

• Expenses with paving and pavement replacing services in the amount of R$ 2.3 million;

• Hydrometer reading and bill delivery in the amount of R$ 2.2 million, due to the expansion of the TACE (external technical sales service) agreement scope, including building examination;

• Expenses with risk contracts for the recovery of credits in the amount of R$ 1.6 million; and

• Increase of R$ 1.2 million in surveillance services due to the expansion of the area with electronic monitoring;

• Expenses with fraud prevention, in the amount of R$ 1.0 million; and

• Expenses with fire prevention, detection and fighting, in the amount of R$ 0.8 million.

The factors that favorably contributed by R$ 10.5 million in 2Q08 versus 2Q07 were:

• The accounting effect of booking expenses of R$ 7.7 million related to software licenses; and

• Decline of R$ 2.8 million in advertising expenses.

4.5. Electric power

Electric power dropped R$ 9.0 million or 7.2%, from R$ 124.5 million to R$ 115.5 million.

This result was due to the 12.0% drop in the tariff from the captive market, responsible for 77.0% of total expenses with electric power.

	Participation (%)	Avg. price (Chg. %)	Weighted average (%)
Free market	23.0	10.0	2.3
Captive market	77.0	(12.0)	(9.2)
			(6.9)

4.6. General expenses

In 2Q08, general expenses increased R$ 10.7 million or 21.1%, from R$ 50.7 million to R$ 61.4 million, due to the:

• Increase of R$ 7.6 million in provisions for contingencies, mainly as a result of the filing of new lawsuits;

• Upturn of R$ 1.9 million in the payment for the use of water resources in the Piracicaba, Capivari, Jundiaí, Jaguarí, Atibaia and Paraíba do Sul river basins. This increase in collection resulted from a state law approval, as of July 2007.

4.7. Depreciation and amortization

Recorded a R$ 3.9 million or 2.5% drop, from R$ 158.8 million to R$ 154.9 million, due to a lower transfer of works to permanent assets in operation in 2Q08 versus the same period of the previous year.

4.8. Credit write-offs

In 2Q08 credit write-offs grew R$ 61.3 million or 84.0%, from R$ 73.0 million to R$ 134.3 million, due to the need to complement provisions for past-due debts for:

• Municipalities which the Company supplies with wholesale water and sewage services: This is a temporary difference between billed and received amounts. These amounts were being provisioned after they had been overdue 360 days and are now being booked as soon they become overdue. The amount booked in the 2Q came to R$ 38 million. After the completion of the 360-day cycle, the amount booked for each quarter will represent only the period’s debit, except in cases of reception; and

• Private customers: The amount past due for more than 360 days increased more than the provisioned amount. Due to this difference, the Company had to complement the provisions by R$ 23 million this quarter. Although several outsourced collection contracts are already in force, their effect could not be measured in the period.

4.9. Tax expenses

In 2Q08, tax expenses dropped R$ 1.3 million or 16.5%, due to the R$ 6.9 million reduction as a result of the extinction of the CPMF tax.

This drop was partially offset by the:

• Revocation of the exemption from the Municipal Real Estate Tax (IPTU) in the amount of R$ 2.9 million;

• Payment of the Tax on Financial Transactions – IOF of R$1.6 million resulting from the AB LOAN funding operation in June 2008; and

• IOF tax over financial remittance totaling R$ 0.6 million due to the settlement of the 2008 Eurobonds.

5. Financial revenues and expenses

5.1. Financial expenses

				R$ million
	2Q07	2Q08	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	114.6	103.5	(11.1)	(9.7)
Interest and charges on international loans and financing	16.5	13.3	(3.2)	(19.4)
Interest rate over foreign remittance	1.7	1.4	(0.3)	(17.6)
Interest rate over lawsuit indemnity, net of provisions	5.8	56.5	50.7	874.1
Other financial expenses	5.9	(60.7)	(66.6)	(1,128.8)

Total financial expenses	144.5	114.0	(30.5)	(21.1)

Financial revenues	29.8	27.4	(2.4)	(8.1)

Financial expenses net of revenues	114.7	86.6	(28.1)	(24.5)

In 2Q08 financial expenses dropped R$ 30.5 million, or 21.1%, as follows:

• Regarding domestic financing, we highlight the R$ 11.1 million drop in interest from domestic financing due to the settlement of the 1st series of the 6th debenture issue and the amortization of other financing;

• Regarding international financing, we highlight the R$ 3.2 million drop in interest due to the amortizations held in the period and to the appreciation of the Brazilian Real against the US Dollar;

• Interest on lawsuit damages grew R$ 50.7 million; and

• Other financial expenses recorded a R$ 66.6 million decrease, due to the adjustment of the calculation of interest for the special installment program (PAES).

5.2. Financial revenues

Financial revenues dropped R$ 2.4 million due to a lower volume of short-term investments in the period.

6. Foreign exchange and indexation

6.1. Variation on liabilities

				R$ million
	2Q07	2Q08	Var.	%
Monetary variation over loans and financing	12.6	46.7	34.1	270.6
Currency exchange variation over loans and financing	(74.3)	(104.3)	(30.0)	40.4
Other variations	3.8	7.7	3.9	102.6

Variation on liabilities	(57.9)	(49.9)	8.0	(13.8)

The net effect of the foreign exchange and indexation was R$ 8.0 million positive in 2Q08 versus 2Q07, due to:

• R$ 34.1 million increase in the monetary variation over debentures, resulting from a higher variation of the IGPM Index, of 5.11% in 2Q08, versus 0.68% in the previous period, partially offset by a lower variation of the TR, 0.32% in 2Q08 versus 0.58% in the previous period; as well as the decrease in the debit balance;

• The higher appreciation of the Brazilian Real against US dollar in 2Q08 (9.0%), versus 2Q07 (6.1%) and a decrease in the currency basket value, (2.0%) in 2Q08 versus (0.9%) in 2Q07, generating a net variation of R$ 30.0 million; and

• Other monetary restatement from lawsuit damages with a R$ 3.9 million increase.

6.2. Variation on assets

Foreign exchange and indexation increased R$ 9.8 million, mainly due to customer installment agreements.

7. Non-operating result

Non-operating result dropped R$ 1.0 million, or 83.3%, from R$ 1.2 million in 2Q07 to R$ 0.2 million in 2Q08, due to the following:

• Non-operating revenues moved up R$ 3.5 million, from R$ 2.7 million to R$ 6.2 million in 2Q08, mainly due to the sale of exceeding electric power and scrap; and

• Non-operating expenses grew R$ 1.4 million or 41.2%, due to the write-off of discontinued works and obsolete projects.

8. Operating indicators

The following table shows the continuous expansion of the services rendered by the Company:

Operating indicators*	2Q07	2Q08%
Water connections (1)	6,690	6,846	2.3
Sewage connections (1)	5,077	5,237	3.2
Population directly served - water (2)	22.8	23.1	1.1
Population directly served - sewage (2)	18.7	19.0	1.7
Number of employees	16,922	16,757	(1.0)
Number of water and sewage connections per employee	695	721	3.7
Water volume produced	1,438.5	1,424.6	(1.0)
Water losses (%)	30.8	28.6	(7.1)

(1) In thousand units at the end of the period
(2) In thousand inhabitants at the end of the period, not including wholesale
(*) Not revised by our independent auditors

9. Loans and financing

At the table below we present the debt amortization schedule:

								R$ million
INSTITUTION	2008	2009	2010	2011	2012	2013	2014 and onwards	Total

Local market
Banco do Brasil	122.2	260.4	283.5	308.5	335.8	365.5	96.3	1,772.2
Caixa Econômica Federal	31.4	65.8	70.7	76.5	82.7	83.2	199.1	609.4
Debentures	-	783.6	343.2	413.8	-	-	-	1,540.6
FIDC - SABESP I	27.8	55.5	55.5	13.9	-	-	-	152.7
BNDES	21.0	42.0	42.0	42.0	36.0	4.0	-	187.0
Others	1.5	4.9	6.6	6.0	-	-	-	19.0
Interest and charges	78.5	28.0	18.2	4.6	-	-	-	129.3
Local market total	282.4	1,240.2	819.7	865.3	454.5	452.7	295.4	4,410.2
International market
IDB	29.9	59.8	59.9	59.8	59.9	59.8	345.2	674.3
Eurobonds	-	-	-	-	-	-	222.9	222.9
JBIC	-	-	-	2.3	4.5	4.5	72.1	83.4
BID 1983AB	-	-	-	38.1	38.1	38.1	283.6	397.9
Interest and charges	12.7	-	-	-	-	-	-	12.7
International market total	42.6	59.8	59.9	100.2	102.5	102.4	923.8	1,391.2
Total	325.0	1,300.0	879.6	965.5	557.0	555.1	1,219.2	5,801.4

10. Conference Calls

In English	In Portuguese
August 12, 2008	August 12, 2008
3:30 PM (US EST) / 4:30 PM (Brasília)	1:00 PM (US EST) / 2:00 PM (Brasília)
Dial-in access: 1 412 858-4600	Dial-in access: 55 11 2188-0188
Conference ID: Sabesp	Conference ID: Sabesp

Replay – available until August 18, 2008	Replay – available until August 18, 2008
Dial-in access: 1 412 317-0088	Dial-in access: 55 11 2188-0188
Replay ID: 6097#	Replay ID: Sabesp

Live webcast at www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Ph.(55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Ph.(55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)			R$ '000
	2Q08	2Q07%
Gross Revenue from Sales and Services	1,627,339	1,563,707	4.1
Water Supply - Retail	830,665	803,687	3.4
Water Supply - Wholesale	77,017	71,034	8.4
Sewage Collection and Treatment	689,955	662,667	4.1
Sewage Collection and Treatment - Wholesale	4,102	1,797	-
Other Services	25,600	24,522	4.4

Taxes on Sales and Services - COFINS and PASEP	(113,987)	(115,889)	(1.6)

Net Revenue from Sales and Services	1,513,352	1,447,818	4.5

Costs of Sales and Services	(702,737)	(677,963)	3.7

Gross Profit	810,615	769,855	5.3

Selling Expenses	(224,970)	(152,960)	47.1
Administrative Expenses	(104,543)	(104,437)	0.1

Operating Income before Financial Expenses and	481,102	512,458	(6.1)
Foreing Exchange gain (loss), net

Financial Income and Expenses, net	(124,919)	(124,540)	0.3
Foreing Exchange gain (loss), net	104,676	74,283	40.9

Operating Income	460,859	462,201	(0.3)

Non-Operating Expenses (Income)

Non-Operating Income	4,612	2,210	108.7
Non-Operating Expense	(4,806)	(3,352)	43.4

Income (loss) before Taxes on Income	460,665	461,059	(0.1)

Income and Social Contribution Taxes

Current Income Tax/Social Contribution	(131,384)	(153,864)	(14.6)
Deferred Income Tax/Social Contribution	30,738	(11,655)	(363.7)

Income (loss) before Extraordinary Item	360,019	295,540	21.8

Extraordinary item, net of income taxes and social contribution	-	-	-

Net Income (loss)	360,019	295,540	21.8

Registered common shares (thousand of shares)	227,836	227,836	-
Earnings per shares R$ (per thousand shares in 2007)	1.58	10.38	-

Depreciation and Amortization	(154,943)	(158,850)	(2.5)
EBITDA	636,045	671,308	(5.3)
% over net revenue	42.0%	46.4%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	06/30/2008	03/31/2008
Cash and Cash Equivalents	352,781	380,225
Accounts Receivable, net	1,101,724	1,226,632
Accounts Receivable from Shareholders	134,132	117,727
Inventory	42,266	45,436
Taxes and contributions	3,495	2,934
Other Receivables	29,490	67,726
Deferred income tax and social contribution	120,308	93,822

Total Current Assets	1,784,196	1,934,502

Long Term Assets:
Accounts Receivable, net	314,218	296,956
Accounts Receivable from Shareholders	1,064,112	1,042,144
Indemnities Receivable	148,794	148,794
Judicial Deposits	31,290	22,880
Taxes and contributions	385,919	379,364
Agreement with the Municipality of São Paulo	57,146	-
Other Receivables	87,085	76,519

	2,088,564	1,966,657
Permanent Assets:
Investments	720	720
Permanent Assets	14,248,536	14,123,586
Intangible Assets	578,141	562,075
Deferred Assets	1,912	2,641

	14,829,309	14,689,022

Total Permanent Assets	16,917,873	16,655,679

Total Assets	18,702,069	18,590,181

LIABILITIES	06/30/2008	03/31/2008
Suppliers and Constructors	122,248	106,953
Loans and Financing	1,131,865	980,119
Salaries and Payroll Charges	196,422	185,201
Taxes and contributions payable	109,870	171,085
Taxes and contributions	70,816	74,531
Interest on Own Capital Payable	186,178	279,515
Provision for Judicial Pendencies	324,207	247,816
Services Payable	139,500	175,525
Other Payables	70,247	49,357

Total Current Liabilities	2,351,353	2,270,102

Long Term Liabilities:
Loans and Financing	4,669,561	4,711,501
Taxes and Contributions Payable	128,265	189,740
Deferred Taxes and Contributions	132,130	126,384
Provision for Contingencies	657,818	700,709
Pension Fund Obligations	392,250	378,630
Other Payables	111,711	122,284

	6,091,735	6,229,248

Future Results:
Donations	11,727	3,100

	11,727	3,100

Total Non Current Liabilities	6,103,462	6,232,348

Capital Stock	6,203,688	3,403,688
Capital Reserves	124,255	124,255
Revaluation Reserves	2,296,421	2,318,144
Profit Reserves	1,116,234	3,916,234
Accrued income	506,656	325,410

Shareholder's Equity	10,247,254	10,087,731

Total Liabilities and Shareholder's Equity	18,702,069	18,590,181

Cash Flow

Brazilian Corporate Law		R$ '000
Description	Apr-Jun/08	Apr-jun/07
Cash flow from operating activities
Net income for the period	360,019	295,540
Adjustments for reconciliation of net income
Deferred income tax and social contribution	(31,010)	14,553
Provision for taxes and contributions payable	(68,878)	-
Provisions for contingencies	134,594	29,479
Reversion of provision for losses	140	(44)
Other provisions	121	89
Liabilities related to pension plans	17,658	14,999
Loss in the write-off of property, plant and equipment	3,455	2,431
Deferred asset write-offs	7	475
Depreciation and Amortization	154,943	158,850
Interest calculated on loans and financing payable	118,207	132,834
Foreign exchange loss on loans and financing	(57,630)	(61,689)
Passive monetary exchange variation and interest	2,314	3,177
Active monetary exchange variation and interest	(6,153)	(3,495)
Provisions for bad debt	134,306	72,983

(Increase) decrease in assets:
Clients	(26,146)	(33,361)
Accounts receivable from shareholders	(34,585)	(29,618)
Inventories	3,030	2,087
Recoverable Taxes	(561)	25,485
Other accounts receivable	(39,590)	(12,151)
Judicial deposits	(1,415)	(530)
Increase (decrease) in liabilities:
Accounts payable to suppliers and contractors	1,298	31,150
Salaries and payroll charges	11,221	37,590
Retained income tax over interest on own capital	(14,371)	-
Taxes and contributions	(56,126)	(76,610)
Services payable	(6,992)	27,642
Other accounts payable	(2,519)	2,348
Contingencies	(107,017)	(65,658)
Pension plan	(4,038)	(3,725)

Net cash from operating activities	484,282	564,831

Cash flow from investing activities:
Acquisition of property, plant and equipment	(275,217)	(201,451)
Increase in intangible assets	(27,435)	(2,925)

Net cash used in investing activities	(302,652)	(204,376)

Cash flow from financing activities
Loans and Financing - long term
Funding	506,118	92,630
Payments	(435,730)	(280,433)

Interest on own capital payment	(279,462)	(115,082)

Net cash used in financing activities	(209,074)	(302,885)

Net increase (decrease) in cash equivalents	(27,444)	57,570

Cash and cash equivalents at the beginning of the period	380,225	453,731
Cash and cash equivalents at the end of the period	352,781	511,301

Change in Cash	(27,444)	57,570

Additional information on cash flow:
Interest and taxes over loans and financing	157,338	162,377
Capitalization of interest and financial charges	(21,159)	(7,918)
Payable income tax and social contribution	178,957	182,172
Property, plant and equip. received as donation and/or paid in stocks	8,627	1,922
COFINS and PASEP taxes payable	124,559	125,415
Liabilities from agreements	(16,318)	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 19, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.